[Nationwide Letterhead ]

Allan J. Oster
(610) 230-2864
OsterA@nationwide.com

August 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:     Mr. James E. O’Connor, Esquire
Ms. Christina DiAngelo

Re:	Nationwide Mutual Funds
File No. 333-182595

Dear Mr. O’Connor and Ms. DiAngelo:

On behalf of Nationwide Mutual Funds (the “Registrant”) and the Nationwide Global Equity Fund and Nationwide High Yield Bond Fund (the “ Nationwide Funds”), below you will find the Registrant’s responses to the comments conveyed by you on August 3, 2012, and on August 6, 2012, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganizations involving the Registrant and The UBS Funds (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 9, 2012 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

1.	Comment: Please provide a copy of the accounting survivor analysis for the transaction.

Response: An accounting survivor analysis will be submitted as a separate correspondence.

2.	Comment: The shareholder letter includes the following disclosure:

UBS Global Asset Management (Americas) Inc. (“UBS Global AM (Americas)”), the Target Funds’ investment adviser, believes that combining the Target Funds into the Acquiring Funds will provide the Target Funds with access to Nationwide’s large distribution platform that could provide potential asset growth opportunities and greater efficiencies, thereby providing economies of scale benefits to shareholders.

We believe that it would be more appropriate if this recommendation were to come instead or additionally from the Target Funds’ Board.

Response:  The Registrant respectfully declines to make any changes.  The shareholder letter clearly states that the Target Funds’ Board recommends that shareholders vote for the proposals.  The Target Funds’ investment adviser’s belief that the acquisition of the Target Funds by the Acquiring Funds will provide the Target Funds with access to Nationwide’s large distribution platform which will benefit shareholders, was one of the factors in the Target Funds’ Board’s determination to recommend that shareholders vote for the proposals.  Thus, the referenced disclosure accurately reflects the basis upon which the Target Funds’ Board recommends shareholder approval of the proposals.

3.	Comment: The shareholder letter includes the following disclosure:

The proposed Reorganizations are not expected to result in a change in the level or quality of services shareholders of the Target Funds currently receive.

Please clarify who does not expect a change as a result of the proposed Reorganizations.

Response: The Registrant has revised the disclosure as requested.  Page ii of the President’s letter now states: “UBS Global AM (Americas) does not expect that the proposed Reorganizations will result in a change in the level or quality of services shareholders of the Target Funds currently receive.”

U.S. Securities and Exchange Commission

4.
Comment: The Notice of Special Meeting of Shareholders lists goodwill among the assets to be acquired by the Nationwide Funds from the Target Funds. As mutual funds typically do not have goodwill on their books, we recommend the removal of references to goodwill throughout the document.

Response:  The Registrant respectfully declines to accept this comment because the Target Funds may have goodwill (e.g., the Internal Revenue Service has interpreted that term to include shareholders’ continued investment in a combined fund after a reorganization).

5.
Comment: Page ii of the Proxy Statement/Prospectus notes that the prospectuses of each of relevant series of the Registrant and The UBS Funds have previously been filed on EDGAR. We recommend identifying EDGAR as an SEC information system and providing the EDGAR website here, as is done with the UBS website on the same page.

6.
Response:  The Registrant has amended the disclosure consistent with the comments, both in the referenced section, as shown below, and in similar disclosure throughout the document. The referenced sentence has been revised as follows (underlined text added):

The prospectuses of the UBS Trust on behalf of the UBS Global Equity Fund and UBS High Yield Fund, each dated October 28, 2011, as supplemented and amended to date (File No. 811-06637; previously filed on the EDGAR Database and available on the SEC’s website at http://www.sec.gov, Accession No. 0001104659-11-058732) (each, a “Target Fund Prospectus” and together, the “Target Fund Prospectuses”);

7.
Comment: Page ii of the Proxy Statement/Prospectus includes the statement that: MUTUAL FUND SHARES INVOLVE INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. We recommend changing this sentence to read “…INCLUDING THE POSSIBLE LOSS OF YOUR INVESTMENT.”

Response:  The Registrant has amended  the statement consistent with your comments.

8.
Comment: The disclosure under the heading “Why are the Reorganizations being proposed?” on Page 4 of the Proxy Statement/Prospectus seems to outline the benefits of the Reorganizations, but does not discuss why the Reorganizations are being proposed.  Please clarify the underlying reasons for the Reorganizations.

U.S. Securities and Exchange Commission

Response:  The Registrant has amended  the statement consistent with your comments. The revised disclosure now reads (underlined text added):

In light of the limited asset base of each Target Fund, UBS Global AM (Americas) proposed the Reorganizations to the UBS Board in order to provide the Target Funds with the opportunity to achieve asset growth through broader distribution networks, which could provide economies of scale benefits to shareholders.

9.
Comment: The disclosure under the heading “Why are the Reorganizations being proposed?” on Page 4 of the Proxy Statement/Prospectus notes that “the investment adviser to the Target Funds believes that the proposed Reorganizations are in the best interests of each Target Fund and its shareholders.” We believe that expressing an opinion on whether the merger is in the best interest of Target Fund shareholders is more properly within the province of the Board of Trustees of the Target Funds than the investment adviser to the Target Funds.

Response:  The Registrant notes that the end of the paragraph in question states that the UBS Board has carefully reviewed and approved the Reorganizations, and that the UBS Trustees recommend a vote for the Reorganizations. In addition, page 5 of the Proxy Statement/Prospectus, under the question: “Has the Board of the Target Funds approved the proposed Reorganization?” states that: “The UBS Trustees believe that each proposed Reorganization is in the best interests of the Target Fund and its shareholders, and that the interests of the Target Fund’s shareholders will not be diluted as a result of the Reorganization.”

10.	Comment- Are there any planned or forced sales of Target Fund portfolio securities related to the Reorganizations?

Response: There are no forced or planned sales of Target Fund portfolio securities arising from the Reorganizations, although there may be some futures positions that will be closed out of the Target Fund and re-opened in the Acquiring Fund, unless the Target Fund’s open positions can be transferred to the Acquiring Fund

11.	Comment: Please provide an estimate of the total cost of the Reorganizations.

Response: The Registrant estimates the total cost of the Reorganizations to be $460,000.  However, since the Funds will not bear any of the costs of the Reorganizations, such information is not material to shareholders.  Accordingly, the Registrant declines to include the total cost of the Reorganizations in the Registration Statement.

U.S. Securities and Exchange Commission

12.
Comment: The disclosure under the heading “How will the number of shares of an Acquiring Fund that I will receive be determined?” on Page 5 of the Proxy Statement/Prospectus notes that the valuation procedures of the Registrant differ from those of The UBS Funds. Please explain how the valuation policies are different among the funds, and quantify what is meant by any potential change in the valuation of the Target Funds’ assets immediately prior to the Closing as a result of using the Registrant’s valuation procedures rather than those of the UBS Funds would likely be “de minimis.”

Response: The Registrant’s accounting team compared the valuations of the securities in each of the Target Funds, as of July 31, with the valuations that the Registrant would have provided for the same securities on the same date, and compared the differences.  For the Nationwide High Yield Bond Fund, the valuation difference was negligible.  For the Nationwide Global Equity Fund, the difference was approximately $59,000, which would have translated into an NAV increase of eight-tenths of a penny per share.  Therefore, the difference as of July 31, 2012 would not have had a material impact on either Target Fund’s NAV. The Registrant also notes that there are no current shareholders of the Nationwide Funds, and therefore no class of shareholders is disadvantaged by any increase in value to be received by shareholders of the Target Funds due to valuation differences.

The most significant differences between the valuation procedures for The UBS Funds and the Nationwide Mutual Funds relate to the differences in amount of movement in the U.S. market that would trigger the automatic fair valuation of foreign equity securities and the differences in the specific pricing vendors utilized by the two fund groups with respect to obtaining prices for certain securities.

13.
Comment: The disclosure under the heading “Are the investment objectives and strategies of the Acquiring Funds similar to the investment objectives and strategies of the Target Funds?” on Page 6 of the Proxy Statement/Prospectus notes that primary changes in the investment strategies of the Target Funds and Acquiring Funds are a result of “disclosure clarifications” in the Acquiring Fund Prospectus.  Please explain what is meant by the term “disclosure clarifications.”  Does it refer to clarifications made in response to staff comments?

Response:  As stated, the investment strategies of each Target Fund are substantially similar to those of the corresponding Acquiring Fund.  The Funds use slightly different  wording in their respective prospectuses to describe substantially similar investment strategies.  The disclosure clarifications referenced reflect the preferred disclosure of the Acquiring Fund’s adviser in describing substantially similar investment strategies.  As noted on page 16 of the N-14, as filed, the Target Fund has not utilized options, futures (other than

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currency futures), swap agreements (specifically, interest rate, total return, currency and credit default swaps), credit-linked securities and structured investments futures to the extent it had anticipated, and the Target Fund’s adviser does not believe that the change in disclosure in this regard will result in a difference in the implementation of the investment strategies of the Target and Acquiring Funds.

14.
Comment: The disclosure under the heading “Are the investment objectives and strategies of the Acquiring Funds similar to the investment objectives and strategies of the Target Funds?” on Page 6 of the Proxy Statement/Prospectus notes that the Acquiring Fund Prospectus sets forth a narrower range of derivative instruments for use as principal investment strategies than the Target Fund Prospectuses.  Are there any planned or forced sales of Target Fund securities as a result of this narrower range of derivative instruments?  Would the Target Funds have to unwind any derivative positions?

Response: There are no forced or planned sales of Target Fund portfolio securities arising from the Reorganizations, nor will the Target Funds have to unwind any derivative positions.  As noted in our response to Comment 10, however, there may be some futures positions that will be closed out of the Target Fund and re-opened in the Acquiring Fund, unless the Target Fund’s open positions can be transferred to the Acquiring Fund

15.
Comment: The disclosure under the heading “Comparison of Fee Tables” on Page 8 of the Proxy Statement/Prospectus notes that Annual Fund Operating Expenses shown in the fee tables are based on expenses for the twelve-month period ended June 30, 2011.  Base the table on the expenses for the year ended June 30, 2012.  These numbers do not need to be from audited financials.

Response:	The Registrant has revised the disclosure as requested.

16.
Comment: Footnote 4 to the table “UBS GLOBAL EQUITY FUND – CLASS A, CLASS C AND CLASS Y SHARES/NATIONWIDE GLOBAL EQUITY FUND – CLASS A, CLASS C AND INSTITUTIONAL CLASS SHARES” on Page 9 of the Proxy Statement/Prospectus states that “Other expenses” include “Acquired fund fees and expenses.”  Disclose the total costs here.

Response: The Registrant respectfully declines to make the requested change.  Item 3(f) of Form N-1A states: “[i]n the event the fees and expenses incurred by the Fund…do not exceed 0.01%...the Fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.” In the case of the Fund in question, acquired fund fees and expenses do not exceed 0.01%, and therefore the total costs of the Fund’s acquired fund fees and expenses need not be separately disclosed.

U.S. Securities and Exchange Commission

17.
Comment: Footnote 5 to the table “UBS GLOBAL EQUITY FUND – CLASS A, CLASS C AND CLASS Y SHARES/NATIONWIDE GLOBAL EQUITY FUND – CLASS A, CLASS C AND INSTITUTIONAL CLASS SHARES” on Page 9 of the Proxy Statement/Prospectus lists the Target Fund’s expense reimbursement and fee waiver arrangements though the period ending October 27, 2012.  October 27, 2012, is not within one year of this Registration Statement, so it cannot be shown in the fee table.  Refer to Form N-1A, Instruction 3(e) to Item 3: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table: one caption showing the amount of the expense reimbursement or fee waiver, and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses.

Additionally, please calculate the expenses that the Target Funds for the same period, to verify that there is no difference in expenses between the Target Funds and their respective Acquiring Funds.

Response: The Target Funds’ expense waivers were approved through October 27, 2013. The footnote has been revised accordingly.  Please note, however, that the Target Funds’ shares are not being registered under this Registration Statement but rather the shares of the Acquiring Funds.  Thus, the referenced instruction from Form N-1A would only apply to expense reimbursements and fee waiver arrangements with respect to the Acquiring Funds.

18.
Comment: Footnote 6 to the table “UBS GLOBAL EQUITY FUND – CLASS A, CLASS C AND CLASS Y SHARES/NATIONWIDE GLOBAL EQUITY FUND – CLASS A, CLASS C AND INSTITUTIONAL CLASS SHARES” on Page 9 of the Proxy Statement/Prospectus notes that the level to which operating expenses are limited applies to all share classes excluding “other expenses which are capitalized in accordance with generally accepted accounting principles.”  What are these types of expenses? Please provide examples if available.

Response: The Registrant notes that no examples of such expenses are available. The current disclosure, however, tracks the wording of the expense limitation agreement.

19.
Comment: If the Target Fund has an expense recapture program, confirm that any expenses of the Target Funds subject to reimbursement will be permanently waived and not carried over to the combined fund.

Response:  Under the Target Funds’ fee waiver and expense reimbursement agreement, UBS Global AM (Americas) may recoup fees waived and expenses

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reimbursed for a period of three years following such fee waivers and expense reimbursements within certain limits. However, if the Reorganizations are effected, the UBS Global AM (Americas)’s right to recoup fees waived and expenses reimbursed under the agreement will terminate on the date of the Reorganizations.

20.
Comment: On Page 11 of the Proxy Statement/Prospectus, the table “UBS High Yield Fund (Target Fund)” lists the expenses for Class C Shares after 1 Year as $248.  Staff accountants have calculated this amount to be $273. On the same page, the table “Nationwide High Yield Fund (Acquiring Fund) and Pro Forma Combined” lists the expenses for Class C Shares after 1 Year as $228.  Staff accountants have calculated this amount to be $253.

Response: The Registrant has re-calculated expenses in both cases and has confirmed that the amounts currently listed in the N-14 are correct. It appears that the staff’s calculation is based on a CDSC of 1.00% for Class C shares.  As stated in the Proxy Statement/Prospectus, the CDSC for Class C shares of the UBS High Yield Fund and the Nationwide High Yield Bond Fund, however, is 0.75%.

21.
Comment: The disclosure under the heading “Expense Examples” on Page 11 of the Proxy Statement/Prospectus notes that the current contractual agreements will remain in place for one year.  However, the Target Fund’s expense limitation expires in October 2012, which is less than one year from the date of this Registration Statement.  These amounts may need to be recalculated based on how the Target Fund fee table is revised.  Also, the Acquiring Fund’s expense limitation extends through February 28, 2014, which is more than one year from the date of this Registration Statement.  Why is the time period of one year being used in the table?

Response: The Registrant notes that the Target Fund’s expense limitation has been extended to October 2013, and that the table in the “Expense Examples” section has been revised to reflect the Target Fund’s extended expense limitation and the Acquired Fund’s full expense limitation period, through February 28, 2014. In addition, the noted disclosure has been revised accordingly to reflect that expense limitations periods extend beyond one year.

22.
Comment: Under the heading “Investment Strategies” on Page 12 of the Proxy Statement/Prospectus, please disclose how the Fund intends to invest its assets in investments that are tied economically to a number of countries throughout the world.  The Fund can satisfy this requirement by investing at least 40% of its assets in countries throughout the world.

Response: As suggested in the SEC release adopting Rule 35d-1 under the Investment Company Act, the use of the terms “international” and “global” in a

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fund’s name “connote diversification among investments in a number of different countries throughout the world,” and thus the SEC staff seeks to ensure that funds using the term “global” explain how they intend to invest consistent with this connotation.  The Registrant respectfully submits that the current disclosures that the Fund intends to “diversify broadly among countries” and to invest in assets in investments that are tied economically to a number of countries throughout the world, taken together, sufficiently explain how the Fund intends to invest consistent with the connotation of the term “global.”  The Registrant is unable to make the suggested disclosure that it will invest at least 40% of its assets in countries throughout the world as it reserves the right to invest a substantial portion of the Fund’s assets in one or more countries if economic and business conditions warrant such investments.

23.
Comment: Under the heading “Investment Strategies” on Page 12 of the Proxy Statement/Prospectus, please explain how investing a “substantial portion of the Fund’s assets in one or more countries” is consistent with an intention “to invest assets in investments that are tied economically to a number of countries throughout the world.”

Response: Please see our response to Comment 22.

24.
Comment: The disclosure under the heading “Investment Strategies” on Page 12 of the Proxy Statement/Prospectus notes that UBS Global AM (Americas) has represented that (i) it does not believe that the differences in the derivative instrument strategies disclosures will result in material differences in the way that UBS Global AM (Americas) will manage the Acquiring Fund; and (ii) it has not utilized futures or equity participation notes to the extent anticipated, and that it does not believe the change in this disclosure will result in a difference in the implementation of the investment strategies of the Funds.  Where and to whom have these representations been made?

Response: The Registrant notes that these representations have been made to the Acquiring Funds and their Board and are being stated in this Proxy Statement/Prospectus which will be delivered to the Target Funds’ shareholders.

25.	Comment: Under the heading “Investment Risks” on Page 13 of the Proxy Statement/Prospectus, please compare the risks of the two funds or indicate that the risks are the same.

Response: The Registrant has amended the first sentence of the “Investment Risks” section, which now reads: “The principal risks of investments in the UBS Global Equity Fund and the Nationwide Global Equity Fund are the same, although the precise identification and description of those risks may differ.”

U.S. Securities and Exchange Commission

26.	Comment: In the second and third paragraphs under the heading “Investment Risks” on Page 13 of the Proxy Statement/Prospectus, change the word “may” to “will.”

Response: The Registrant respectfully declines to make any changes.  Item 4(b)(1)(i) of Form N-1A requires a summary of the principal risks of investing in a Fund and also disclosure that loss of money is a risk of investing in the Fund.  Item 4(b)(i) does not require that the Registrant use the specific words suggested in the comment.

27.
Comment: The paragraph labeled “Derivatives risk” under the heading “Investment Risks” on Page 13 of the Proxy Statement/Prospectus describes only the risks of derivatives in which the Acquiring Fund will invest.  However, the paragraph below labeled “Leverage” appears to apply to both funds.  It would be helpful if the derivatives risks of both funds were described and compared.

Response:  As noted in the second sentence below the “Investment Risks,” heading, the section describes the risks of investing in both the Target and Acquiring Funds.  The Registrant has edited the “Investment Risks” section to refer to “a Fund,” rather than “the Fund,” where appropriate.

28.
Comment: We note that in contrast to the previous paragraph labeled “Derivatives risk,” the paragraph labeled “Leverage” under the heading “Investment Risks” on Page 13 of the Proxy Statement/Prospectus is only a generic description of the risks of leverage created by the use of derivatives.  Please consider the staff observations concerning derivatives disclosure as set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (“SEC Derivatives Letter”).  Specifically, consider the following statement: “[a]dditionally, the disclosure concerning the principal risks of the fund should similarly be tailored to the types of derivatives used by the fund, the extent of their use, and the purpose for using derivative transactions.”

Response: Please note that the disclosure related to the derivatives strategies of the Fund were contemplated and drafted to conform to the requirements of the SEC Derivatives Letter.  In particular, not only does the disclosure specify the particular derivatives instruments in which the Fund principally invests, but also the attendant principal risks of such derivatives.

29.
Comment: The disclosure under the heading “Leverage” on Page 14 of the Proxy Statement/Prospectus notes that the Fund is not subject to registration or regulation as a commodity pool operator under the CEA.  We note that on February 9, 2012, the CFTC adopted rules that curtail the ability of advisers of registered investment companies to claim an exemption pursuant to Rule 4.5.

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Please disclose that, because the Fund’s registration was filed before the April 24, 2012 effective date of the Rule 4.5 amendments, the requirement for the Adviser to register as a commodity pool operator under amended Rule 4.5 will be effective on December 31, 2012.

Response:  The Registrant respectfully disagrees with the comment.  As recently amended, CFTC Rule 4.5 does not provide an exemption from registration as a commodity pool operator (“CPO”).  Rather, CFTC Rule 4.5 continues to provide that a registered investment company, among others, “shall be excluded from the definition of the term ‘commodity pool operator,’” provided such investment company satisfy certain trading, marketing, and notice filing requirements.  This is an important distinction as the CFTC and its regulations treat entities excluded from the definition of CPO very differently than those that have claimed an exemption from CPO registration.  Although the CFTC did state in the adopting release that advisers to registered investment companies may register as the CPO, the CFTC did not amend the provisions of CFTC Rule 4.5 to require or permit an adviser to claim the exclusion from CPO definition on behalf of a registered investment company.  Thus, only the Funds, and not their investment adviser, may claim exclusion from the definition of CPO.  Moreover, to the extent the Funds can comply with the new trading, marketing and notice filing requirements, the Funds may continue to rely on CFTC Rule 4.5 to claim exclusion from the definition of CPO beyond the compliance date noted in the comment.  Accordingly, the Registrant respectfully submits that the disclosure regarding the Funds’ claim of exclusion from the definition of CPO is accurate.

30.
Comment: The disclosure under the heading “Investment Strategies” on Page 15 of the Proxy Statement/Prospectus states that the Funds invest in a portfolio of “higher-yielding, lower rated” fixed income securities.  Please change the phrase in quotation marks to “below-investment grade.”

Response: The Registrant has amended the phrase consistent with your comments.

31.
Comment: Under the heading “Investment Strategies” on Page 15 of the Proxy Statement/Prospectus, please disclose that bond ratings below BBB/Baa are not considered to be investment grade and also disclose the lowest rating of the securities in which the Funds may invest.  Also, disclose that high yield bonds and other below-investment grade securities are commonly referred to as “junk.”

Response:  The Registrant has made the requested changes, with the exception of disclosing the lowest rating of the securities in which the Funds may invest.  The Registrant believes that the ratings of securities in which the Funds may invest are made clear, in that the Funds invest in below-investment grade fixed-income securities with no minimum rating, as no minimum rating is stated.

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32.	Comment: See Comments 27 and 28 above. Those comments apply to the corresponding paragraphs under the headings “Derivatives risk” and “Leverage” on Pages 17 and 18 of the Proxy Statement/Prospectus.

Response: The Registrant has made changes to the “Investment Risks” section consistent with those described in our response to Comment 27.  The Registrant respectfully declines to make the changes corresponding to those requested in Comment 28, for the reasons cited above in response to Comment 28.

33.
Comment: Under the heading “High-yield bonds risk” on Page 19 of the Proxy Statement/Prospectus, please delete the phrase “lower-rated” in the first sentence and replace it with “rated below-investment grade.”

Response: The Registrant has amended the phrase consistent with your comments.

34.
Comment: The second sentence of the first paragraph on Page 21 of the Proxy Statement/Prospectus states, “The Nationwide Global Equity Fund has a non-fundamental investment restriction that permits it to sell securities short if the Fund owns or has the right to obtain securities equivalent in kind and amount to the securities sold short or unless it covers such short sales as required by the current rules and positions of the SEC or its staff.”  The statement in bold type is not correct.  An open-end fund cannot avoid senior security treatment of its short-selling exposure by means of asset coverage.  Section 18(f)(1) of the 1940 Act generally makes it unlawful for a registered open-end investment company to issue a senior security, except that the investment company may borrow from a bank if the investment company maintains asset coverage of at least 300 percent.  Section 18(g) defines a senior security to include, in part, any obligation or instrument constituting a security and evidencing indebtedness.  The Commission and staff have stated that a short sale involves the creation of a senior security subject to the limitations of Section 18.  However, the staff has also stated that it would not recommend enforcement action under Section 18(f) of the 1940 Act if a fund that engages in short selling maintains in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited with the broker in connection with the short sale, equals the current market value of the security sold short.

Please revise this statement.

Response: The Fund’s investment restriction is intended to ensure that the Fund will not violate Section 18 of the 1940 Act or Commission guidance. The Fund, if engaged in short selling, does maintain in a segregated account on the books of its custodian an amount that, when combined with the amount of collateral deposited

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with the broker in connection with the short sale, equals the current market value of the security sold short.  The Registrant believes that the current statement that the Fund complies with “the current rules and positions of the SEC or its staff” sufficiently explains the Fund’s investment restriction. Accordingly, the Registrant respectfully declines to make the Staff’s suggested revisions to its investment restrictions. However, the Registrant will consider changes to clarify the Fund’s asset segregation and/or asset coverage policy with respect to short sales at the time of the Fund’s next annual update.

35.
Comment: Throughout the Proxy Statement/Prospectus where fiscal year financial and performance information is provided, please provide it for the fiscal year ended June 30, 2012, except where audited financial information is required.

Response:  The Registrant has updated the Proxy Statement/Prospectus to include the requested information for the fiscal year ended June 30, 2012.

36.	Comment: Under the heading “Comparison of Exchange Privileges” on Page 29 of the Proxy Statement/Prospectus, disclose that an exchange is treated as a sale for tax purposes.

Response:  The Registrant has added the following disclosure to the end of the section under the heading ““Comparison of Exchange Privileges”: “Exchanges are treated as a sale of fund shares and a purchase of fund shares for tax purposes.”

37.
Comment: Please clarify the disclosure under the heading “BOARD CONSIDERATIONS” on Page 31 of the Proxy Statement/Prospectus.  General conclusory statements or a list of factors that were considered by the Board are not sufficient disclosure in this section.  All factors considered by the Board that were material to its determination to approve the Reorganization must be disclosed and discussed in this section.  With respect to every factor or issue that was material to the Board’s determination to approve the Reorganization, state specifically what the Board concluded about that material issue or factor and how that conclusion affected its determination to recommend approval of the Reorganization.

Also, some of the factors listed in this section are actually conclusions, but it is not clear that they are the board’s conclusions.  Please clarify the disclosure in that respect.

Response: The Registrant has revised the disclosure appropriately.  The following disclosure has been added to introduce the list of factors considered and clarify the Board’s analysis and conclusions:

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In making these determinations, the UBS Board reviewed and considered information provided to them to assist them in evaluating the Reorganizations, such as information relating to: the terms of the Plan; the Acquiring Funds’ investment objectives, strategies and risks; the Acquiring Funds’ fee structure, as compared to the Target Funds’ fee structure; the Acquiring Funds’ distribution and marketing plans as described by NF Advisors; the Acquiring Funds’ investment adviser and other service providers; the federal income tax consequences of the Reorganizations; the costs anticipated to be incurred in connection with the Reorganizations and the parties who would be responsible for such costs; and the benefits to and recommendations of UBS Global AM (Americas), among other relevant information. In addition, the UBS Independent Trustees were advised by independent legal counsel in their considerations of the Plan and the Reorganizations.

The UBS Trustees did not find it practicable to, and did not, assign relative weights to the specific factors considered in reaching their conclusions and determinations to approve the Plan. Rather, the approval determinations were made on the basis of each UBS Trustee’s business judgment after consideration of all of the factors taken in their entirety. Although not meant to be all-inclusive, the following were some of the factors considered by the UBS Board in making their determination:

In addition, the following paragraph was added after the list of factors considered, in order to clarify the Board’s conclusions with respect to each factor:

After evaluating all of the information and factors above, as well as other information and factors relevant to the proposed Reorganizations, the UBS Board concluded that the terms of the Plan were reasonable and that, in light of the limited asset base of the Target Funds, the large distribution platform of the Acquiring Funds and the lower fees and expenses likely to be realized by shareholders of the Acquiring Funds, among other considerations, the Reorganizations were in the best interests of the shareholders of the Target Funds. Therefore, the UBS Board determined to approve the Reorganizations and directed that the Plan be submitted to shareholders of the Target Funds for approval.

38.
Comment: The disclosure under the heading “BOARD CONSIDERATIONS” on Page 32 of the Proxy Statement/Prospectus notes that (i) the Acquiring Funds have a large distribution platform and it is anticipated that it could provide asset growth opportunities for the Acquiring Funds and greater efficiencies, thereby

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providing economies of scale benefits to shareholders; and (ii) the Reorganization may provide investment benefits, in terms of investible scale and diversification potential.  Were these the Board’s conclusions?

Response: Yes, as noted in our response to Comment 37, those were the Board’s conclusions.

39.
Comment: The disclosure under the heading “BOARD CONSIDERATIONS” on Page 32 of the Proxy Statement/Prospectus notes that the Board considered the future prospects of the Target Funds if the Reorganizations are not effected.  What did the Board conclude about the future prospects?

Response: As clarified in our response to Comment 37, the Board concluded that the Reorganizations would improve the future prospects of the Target Funds.

40.
Comment: The disclosure under the heading “BOARD CONSIDERATIONS” on Page 32 of the Proxy Statement/Prospectus notes that the Board considered the reasonableness of the terms of the Plan.  What did the Board conclude about the reasonableness of the Plan?

Response: As clarified in our response to Comment 37, the Board concluded that the terms of the Plan are reasonable.

41.
Comment: The disclosure in the first paragraph on Page 33 of the Proxy Statement/Prospectus notes that some changes in value of the Target Funds’ assets could occur.  Describe the valuation differences and quantify the adjustment.

Response: Please see our response to Comment 12.

42.
Comment: The disclosure under the heading “PRO FORMA CAPITALIZATION” on Page 35 of the Proxy Statement/Prospectus notes that the table shows pro forma capitalization as of December 31, 2011.  This is a shell merger, and therefore no pro forma financial statements are required.  When no pro forma financial statements are required, the capitalization tables should be dated within 30 days of the filing of the Registration Statement.  Please update this capitalization table.  Also, these capitalization tables were prepared as of December 31, 2011, when the Target Fund had Class B shares.  Please note that Class B shares converted to Class A shares after December 31, 2011.

Response: The Registrant has revised the capitalization tables to reflect information as of July 31, 2012.

U.S. Securities and Exchange Commission

43.
Comment: The disclosure under the tables on Page 36 of the Proxy Statement/Prospectus notes that any change in the valuation of the Target Funds’ assets immediately prior to the Closing, using the NMF Trust’s valuation procedures rather than the UBS Trust’s valuation procedures, would likely be de minimis.  Please quantify these differences.

Response: Please see our response to Comment 12.

44.
Comment: The disclosure under the heading “Effect of Abstention and Broker ‘Non-Votes’” on Page 39 of the Proxy Statement/Prospectus notes that abstentions and broker non-votes will be counted as shares present but will not be voted for or against any adjournment or Proposal.  Because approval of the merger requires the affirmative vote of the holders of a “1940 Act Majority,” as defined in Section 2(a)(42), abstentions and broker non-votes will have the effect of votes against the proposal.  Please clarify this disclosure.

45.
Response:  While the Registrant agrees that the practical effect of a broker non-vote is a vote against the proposal, the current description of the effect of broker non-votes is accurate. When considered along with the description of the required “1940 Act Majority” under the heading “What are the quorum and approval requirements for the Reorganizations?” on page 7, and repeated on page 33, the Registrant believes that the effect of a broker non-vote has been sufficiently communicated.

46.	Comment: The date in paragraph 10(b) on Page A-19 of the Proxy Statement/Prospectus is blank. Will this date be included in the definitive proxy statement?

Response: The Registrant has amended the paragraph to state that the Fund Adoption Agreement is dated May 23, 2012.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

The Registrant believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please do not hesitate to contact me at (610) 230-2864.

Respectfully submitted,

/s/Allan J. Oster
Allan J. Oster, Esquire
Assistant Secretary, Nationwide Mutual Funds

cc:           Elizabeth J. Reza, Esquire
Timothy W. Diggins, Esquire
Alexandra Oprescu, Esquire